Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Held Company	NIRE. 35300010230

Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 17,000,000,000.00 – 3,023,408,492 shares

MATERIAL FACT

Convening Notice

EXTRAORDINARY GENERAL MEETING

The Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. are hereby invited by the Board of Directors to attend an Extraordinary General Meeting to be held on November 28, 2008 at 4:00 p.m. in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, 9th floor in the city and state of São Paulo with the purpose of examining the proposal of the Board of Directors within the scope of the corporate reorganization process in view of the Association between ITAÚ and UNIBANCO, with the purpose of:

1.	canceling 10,000,000 preferred book entry shares issued by the company itself, held as treasury stock, with no reduction in the value of the capital stock;

2.	increasing the limit of the authorized capital up to 6,000,000,000 shares, being 3,000,000,000 in common and 3,000,000,000 in preferred shares;

3.	merging the shares representing the capital stock of Banco Itaú S.A. in order to reinstate it as a wholly owned subsidiary of this company pursuant to Article 252 of Law 6,404/76;

4.
ratifying the appointment of the specialized companies, PricewaterhouseCoopers Auditores Independentes and Trevisan Auditores e Consultores Ltda. and approving the reports prepared by them as basis for the merger of the shares;

5.	in view of the preceding items, altering Article 3 (caption sentence and 3.1) of the corporate bylaws, to record the new composition of the subscribed and authorized capital.

São Paulo-SP, November 12, 2008.

BOARD OF DIRECTORS

CARLOS DA CAMARA PESTANA
Chairman

NOTICE TO STOCKHOLDERS

Pursuant to Article 4 of CVM Instruction 319 of December 3, 1999, we notify Stockholders that the definitive reports on which the share incorporation to be decided by the Extraordinary General Meeting  of November 28, 2008 (at 4:00 p.m.) shall be based, are available at the company head office at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa in the city and state of São Paulo.

São Paulo-SP, November 12, 2008.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer